Exhibit 99.1

VERSES Provides Q4 Corporate Update

Quarter Highlights Product, Research, and Commercial Milestones

VANCOUVER, British Columbia, Dec. 31, 2024 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the “Company”), a cognitive computing company specializing in next generation intelligent systems, provides a corporate update.

“Our mission is to unleash a new class of intelligent autonomous agents that are both more reliable and more efficient. Today, the research and product investments we’ve made are proving their worth—just as the diminishing returns of scaling data and compute, alongside the unreliability of traditional deep and reinforcement learning, are becoming widely recognized,” said Gabriel René, founder and CEO of VERSES.

“Our Genius product has evolved rapidly this quarter, and we are excited to transition from beta to its commercial phase in 2025,” René continued. “Its unique combination of active inference and learning, as highlighted in today’s announcement on the Atari benchmarks, enables a new class of agents capable of reliably automating real-time decision-making, reducing errors, and maximizing efficiency for enterprises—from software applications to robotic automation. By design, Genius goes beyond intelligent systems available today and has the potential to become a disruptive force in next-generation autonomous intelligent systems,” concluded Mr. René.

Quarterly Highlights include:

Genius™ Rollout

“Being able to explicitly model the cause-effect relationships of complex systems and quantify uncertainty means we can generate something not possible with traditional ML tools – results that are reliable, explainable, and assurance ready,” said Andy Tasker, CEO of Prodigii.

VERSES released an update of its flagship product, Genius, to beta program participants earlier this month, which includes powerful, enhanced reasoning and planning capabilities, comprehensive model explainability, and support tools to accelerate onboarding. The latest release improves user experience by providing a new model editing interface with simplified tutorials and deployment processes based on initial feedback from early beta users. This release is initially available to select beta partners and machine learning practitioners. As Genius functionality evolves we expect to expand the number and variety of user personas and use cases in 2025.

Research Milestones

“As anticipated, we’re thrilled to share groundbreaking early results from the Atari 10k Challenge,” said Hari Thiruvengada, Chief Technology Officer of VERSES.

VERSES Atari 10K Challenge is an aggressive variant of the Atari 100K benchmark that aims to meet or exceed human-level performance across multiple Atari games using just 10k frames (90% less data) and a fraction of the compute with a single generalizable architecture than industry-leading approaches. Preliminary results demonstrate that VERSES Active Inference- based, Bayesian models can achieve comparable or better performance than state-of-the-art reinforcement learning models such as the #1 ranked BBF (Bigger, Better, Faster) from Google’s Deepmind and other deep learning transformer-based models that power OpenAI, Anthropic and Meta’s to LLM’s and all Generative AI models across multiple games using 90% less data, 96% less compute and resulting in models that are up to 97% smaller in size, which is key to operating on low- power devices. In addition, VERSES model performance was conducted on the equivalent of a CPU vs the GPU architecture required for the other algorithms.

“We believe this marks an historic shift for the AI industry at large,” stated Thiruvengada. “We have demonstrated that it is technically feasible to leverage Bayesian approaches at scale, tackling complex challenges like Atari with significantly reduced compute and sample sizes. Simultaneously, we are integrating these advanced capabilities into Genius, ensuring that we deliver a user-friendly and accessible solution for our customers. This is just the beginning of what we can accomplish together.”

A more comprehensive update on Atari results is forthcoming.

The Atari benchmarks come on the heels of VERSES sharing results demonstrating how an agent, powered by Genius, outperformed OpenAI’s o1-Preview, considered the industry-leading reasoning model on the code-breaking test Mastermind. Genius consistently outperformed o1-Preview by reliably solving the code 100% of the time vs. o1-Preview’s 71% accuracy rate while performing 140 times faster and costing 5260 times less. A detailed breakdown of the results can be found here.

Commercial Projects

The initial smart city project in partnership with Analog for simulating taxi fleet management in Abu Dhabi is progressing well and the discovery phase is on schedule.

“We are pleased that a majority of Genius beta users are expected to convert to commercial engagements in 2025,” said James Hendrickson, Chief Operating Officer. “We also have several new projects in a variety of different market segments that are in the scoping phase with contracting expected in Q1.”

Corporate and Operational Updates

As the Company anticipates scaling product and commercial operations, we have made several investments to shore up personnel and organizational processes.

VERSES extended Professor Karl Friston’s exclusive contract as Chief Scientist. The multi-year contract builds on the success of both research and product development and includes incentives tied to future milestones and deliverables.

VERSES researchers attended the 38th Annual Conference on Neural Information Processing Systems (NeurIPS 2024) held in Vancouver, Canada. Three full papers from VERSES were accepted and seven were included in various workshops with topics spanning, among other areas, active inference, predictive coding, embodied agents, and robotics. Professor Karl Friston presented at the NeuroAI workshop entitled “The three faces of AI,” and participated in a panel discussion on the fusion of AI and Neuroscience with fellow AI pioneer Yoshua Bengio.

Additionally, the Company operationalized research with standardized test environments, frameworks and more robust support for cloud services like Amazon Web Services. There has also been a focus on formalizing and improving knowledge transfer efficiency between research and product in order to help prioritize research efforts based on demand as well as the productization of research.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding potential future smart city projects, and the ability of the Company to satisfy the intended goals and objectives of the current smart city project.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSUS’ actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors may include, among other things, the ability of the Company to negotiate contracts for future smart city projects, or the ability of the Company to achieve the intended goals and objectives of the current smart city project. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that the Company will be unsuccessful in negotiating contracts for future smart city projects; and that the Company may not be able to achieve the intended goals and objectives of the current smart city project. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.